

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 11, 2014

Via E-mail
Warren Gilbert
President, Chief Executive Officer, Chief Financial Officer
Sync2 Networks Corp.
1800 NE 114th Street, Suite 2110
Miami, FL 33181

> **Re:** **Sync2 Networks Corp.**
> **Form 10-K for the Fiscal Year Ended June 30, 2013**
> **Filed October 1, 2013**
> **Form 10-Q for the Quarterly Period Ended September 30, 2013**
> **Filed November 20, 2013**
> **File No. 333-152551**

Dear Mr. Gilbert:

We have reviewed your filings and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended June 30, 2013

Exhibit 31.1 and 31.2

1.   We note that your officer certification is not in the exact form as set forth in Item 601(b)(31)(i) of Regulation S-K. Your certifications include inappropriate modifications, such as the following:

- omitting reference to establishing and maintaining internal controls over financial reporting in paragraph 4 introductory language; and
- omitting sub-paragraphs 4 (b) related to the design of internal controls over financial reporting;

Please file an amended Form 10-K to provide officer certifications consistent with the language that is set forth exactly as provided for by Item 601(b)(31).

Form 10-Q for the Quarterly Period Ended September 30, 2013

Exhibit 31.1 and 31.2

2.   Please similarly file an amended Form 10-Q to provide officer certifications consistent with the language that is set forth exactly as provided for by Item 601(b)(31).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449 if you have questions regarding these comments. Please contact me at (202) 551-3406 with any other questions.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief